                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                            AMARIN CORPORATION PLC
                        (formerly Ethical Holdings plc)
                               (Name of Issuer)

                                Ordinary Shares
                        (Title of Class of Securities)

                                  297645 30 1
                                (CUSIP Number)


                                 James C. Gale
          126 East 56th Street, 24th Floor, New York, New York 10022,
                                 212-907-0789
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 21, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 297645 30 1                    13D                  Page 2 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.
          Corporate Opportunities Fund (Institutional), L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                 (a) [X]
                                                           (b) [_]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER          8,639,136
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     8,639,136
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,639,136

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 297645 30 1                    13D                  Page 3 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [X]
                                                            (b) [_]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnership

NUMBER OF                   7        SOLE VOTING POWER          1,352,025
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     1,352,025
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,352,025

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 297645 30 1                  13D                  Page 4 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporate Opportunities Fund (Institutional), L.P.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [X]
                                                            (b) [_]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)  WC


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnerships

NUMBER OF                   7        SOLE VOTING POWER          7,287,111
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     7,287,111
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,287,111

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1%

14     TYPE OF REPORTING PERSON (See Instructions)    PN

CUSIP NO. 297645 30 1                    13D                  Page 5 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMM Corporate Management, LLC


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [_]
                                                            (b) [_]



3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)

          WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]



6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited liability company


NUMBER OF                   7        SOLE VOTING POWER          8,639,135
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     8,639,135
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,639,135

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.3%


14     TYPE OF REPORTING PERSON (See Instructions)      OO

CUSIP NO. 297645 30 1                    13D                  Page 6 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sanders Morris Harris Inc.


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [_]
                                                            (b) [_]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)

          WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

NUMBER OF                   7        SOLE VOTING POWER          8,639,135
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     8,639,135
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,639,135

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.3%


14     TYPE OF REPORTING PERSON (See Instructions)      CO

CUSIP NO. 297645 30 1                    13D                  Page 7 of 13 Pages


1      NAMES OF REPORTING PERSONS/
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James C. Gale


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                  (a) [_]
                                                            (b) [_]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)

          WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)     [_]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF                   7        SOLE VOTING POWER          8,972,470
SHARES
BENEFICIALLY                8        SHARED VOTING POWER        None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER     8,972,470
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER  None


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,972,470


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)    [_]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.9%


14     TYPE OF REPORTING PERSON (See Instructions)      IN

CUSIP NO.  297645 30 1                    13D                Page 8 of 13 Pages


Item 1.  Security and Issuer.

     This statement relates to the ordinary shares, 0.10(Pounds) par value (the "Shares"), of Amarin Corporation plc (formerly known as Ethical Holdings plc). The principal executive office of the issuer of such securities is located at Gemini House, Bartholomew's Walk, Ely, Cambridgeshire, England CB7 4EA.

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. and Corporate Opportunities Fund (Institutional), L.P. (the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. (formerly known as Sanders Morris Mundy Inc.)is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris is a registered broker/dealer.

     Pinnacle Global Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris Inc. The address of its principal office is 5599 San Felipe, Suite 301, Houston, Texas 77056. Attached as Exhibit A is information concerning the executive officers and directors of Pinnacle Global Group required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling persons of Pinnacle Global Group. No corporation or other person is or may be deemed to be ultimately in control of Pinnacle Global Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendix A was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP NO. 297645 30 1                    13D                  Page 9 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 21, 2000, Corporate Opportunities Fund, L.P. purchased 1,352,025 Shares for an aggregate consideration of $405,607 and Corporate Opportunities Fund (Institutional), L.P. purchased 7,287,111 Shares for an aggregate consideration of $2,186,133. The source of these funds was working capital of the Funds.

Item 4.  Purpose of Transaction.

     The Funds acquired 8,639,134 Shares on June 21, 2000, from Amarin Corporation plc in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

     The Funds are a party to a Stock Purchase Agreement dated as of June 16, 2000 (the "Purchase Agreement"), among the Issuer and the purchasers of ordinary shares pursuant to such Purchase Agreement. Pursuant to the terms of the Purchase Agreement, James C. Gale, Chief Investment Officer of the Corporate Opportunities Fund, L.P. and the Corporate Opportunities Fund (Institutional), L.P. and Abhijeet Lele, Managing Director of EGS Private Healthcare Partners, L.P. and EGS Private Haelthcare Counterpart, L.P. were elected directors of the Issuer on June 21, 2000. In addition, Hubert Huckle was also elected as an independent director of the Issuer effective on June 21, 2000.

     Pursuant to a Placement Agent Agreement dated as of June 16, 2000, Sanders Morris Harris is acting as placement agent in connection with the private placement of an additional 5,000,000 ordinary shares of the Issuer.

     The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO.  297645 30 1                   13D                 Page 10 of 13 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of ordinary shares of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                   Aggregate Number of       Percentage of
          Beneficial Owner            Shares Owned               Class

Corporate Opportunities Fund, L.P.        1,352,025                2.2
Corporate Opportunities Fund                   12.1
      (Institutional), L.P.               7,287,111               14.3
Corporate Opportunities Fund, L.P.
      and Corporate Opportunities
      Fund (Institutional), L.P.          8,639,136               14.3
SMM Corporate Management, LLC             8,639,136               14.3
Sanders Morris Harris Inc.                8,639,136               14.3
James C. Gale                             8,972,470               14.9

     (b) The number of ordinary shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any ordinary shares of the Issuer except for Titus H. Harris, Jr., who beneficially owns 100,000 shares.

     (c) There have been no reportable transactions with respect to the ordinary shares of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d) The Funds have the right to receive all dividends on the ordinary shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Funds are a party to the Purchase Agreement. The Purchase Agreement provides the purchasers of shares with the right to receive additional ordinary shares if Amarin does not meet certain operating cash flows tests ("Cash Flow"). Generally, if either Amarin and its consolidated subsidiaries or Amarin's U.S. subsidiaries fail to achieve Cash Flow of at least US$4,500,000 during the 12 months ending June 30, 2001, then the purchasers of ordinary shares in the offering will issued additional ordinary shares by Amarin. The number of additional ordinary shares to be issued is based on a sliding-scale formula. Generally, if Cash Flow is less than US$4,500,000, each purchaser will be entitled to receive one full share for each share purchased. If Cash Flow is

CUSIP NO. 297645 30 1                   13D                  Page 11 of 13 Pages
greater than US$4,500,000, but less than US$5,500,000, each purchaser will be issued a fraction of a share for each share purchased depending on where Cash Flow falls between US$4,500,000 and US$5,500,000, i.e., if Cash Flow is US$5,000,000, each purchaser would receive one-half a share for each share purchased. If Cash Flow exceeds US$5,500,000 no additional shares will be issued. The right to receive additional shares is not transferable by purchasers
                                                  ---
except to their affiliates.

     Except as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits of loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit     Title

   A        Joint Filing Agreement


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 5, 2000

                              Corporate Opportunities Fund, L.P.
                              Corporate Opportunities Fund
                                    (Institutional), L.P.

                              By: SMM Corporate Management, LLC



                              By /s/ James C. Gale
                                ------------------------------
                                 James C. Gale, Manager


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 297645 30 1                    13D                 Page 12 of 13 Pages

                                                                       Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 5, 2000

Signatures:

SMM Corporate Management, LLC



By /s/ James C. Gale
  ----------------------------------
Name:  James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By /s/ James C. Gale
  ----------------------------------
Name:  James C. Gale
Title: Managing Director



 /s/ James C. Gale
------------------------------------
James C. Gale

___________
Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

CUSIP NO. 297645 30 1                   13D                  Page 13 of 13 Pages

                                                                      Appendix A


                      Directors and Executive Officers of
                          Sanders Morris Harris Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 3100 Chase Tower, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                         Present Principal Occupation or Employment;
Name                                   Business Address
----                                   ----------------

Don A. Sanders           Chairman of the Executive Committee and Director
Ben T. Morris            President, Chief Executive Officer, and Director
George L. Ball           Chairman of the Board
Titus H. Harris, Jr.     Director and Executive Vice President
Richard C. Webb          Director and Executive Vice President
Arnold J. Barton         Director and Executive Vice President
Robert E. Garrison II    Director, Chairman and CEO of Pinnacle Global Group
Donald R. Campbell       Director, Vice Chairman of Pinnacle Global Group
Stephen M. Reckling      Director, Chairman and CEO of Pinnacle Management &
                         Trust Co.
Peter W. Badger          Director, President of Spires Financial, L.P.
R. Larry Kinney          Director and Director of Trading Activities
Richard D. Grimes        Executive Vice President
Howard Y. Wong           Chief Financial Officer, and Treasurer
Sandy Williams           Secretary


                      Directors and Executive Officers of
                          Pinnacle Global Group Inc.


     The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Pinnacle Global Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


                         Present Principal Occupation or Employment;
Name                                   Business Address
----                                   ----------------

Robert E. Garrison II    President and Chief Executive Officer
Donald R. Campbell       Vice Chairman
Titus H. Harris, Jr.     Chairman of the Board
Don A. Sanders           Director, Chairman of the Executive Committee of
                         Sanders Morris Harris
Ben T. Morris            Director, President and CEO of Sanders Morris Harris
George L. Ball           Director, Chairman of the Board Sanders Morris Harris
Peter W. Badger          Director, President of Spires Financial, L.P.
Stephen M. Reckling      Director, Chairman and CEO of Pinnacle Management &
                         Trust Co.
Richard C. Webb          Director, Executive Vice President of Sanders Morris
                         Harris
W. Blair Waltrip         Director, private investor
John H. Styles           Director, private investor